Caleb C.B. DuBois (207) 228-7378 direct cdubois@bernsteinshur.com

December 21, 2016

Mr. Trace Rakestraw

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

RE: Capitol Series Trust (the “Trust”); File No. 811-22895/ 333-191495

Dear Mr. Rakestraw:

We are in receipt of your comments to Post-Effective Amendment No. 25 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 26 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s registration statement on Form N-1A filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2016 to register Institutional Shares of its new series, the Hedeker Strategic Appreciation Fund (accession number 0001193125-16-733934) (the “Registration Statement”). We want to thank you for your comments on this Registration Statement for the Hedeker Strategic Appreciation Fund (the “Fund”). We found your comments and clarifying questions very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement.

In order to facilitate this review process, below we have listed the various questions/comments you have posed, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Trust is filing concurrently with this response Post-Effective Amendment No. 27 under the 1933 Act and No. 28 under the 1940 Act to the Trust’s registration statement on Form N-1A (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to your questions/comments as well as certain other changes. The Amendment is marked to note these changes.

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Questions/Comments Posed & Our Responses:

Prospectus – Summary Section

Comment 1: In footnote 2 on page 1, the Fund indicates that the Adviser may recoup the sum of all fees previously waived or expenses reimbursed during any of the previous three (3) years. Please confirm in the supplemental response whether this three (3) year limitation is measured (i) three (3) years from the date of the fee waiver, (ii) over three (3) calendar years, or (iii) over three (3) fiscal years.

Response 1: The three year lookback is measured over the three previous fiscal years. Given the confusion on this issue, we have amended footnote 2 to indicate that this lookback is measured in fiscal years. We have also added the following clarifying text to footnote 2: “[t]o the extent that any fees previously waived or expenses previously reimbursed are still recoverable under the expense cap agreement more than three (3) years after the date of the applicable fee waiver or expense reimbursement, the amount of such outstanding potential recoupment shall be booked as a liability of the Fund.”

Comment 2: In the Principal Investment Strategies Section on page 2, the Fund indicates that it will invest “primarily in U.S. and foreign convertible securities.” Please explain in the supplemental response how the Fund defines the term “primarily.” If the Fund defines primarily to mean simply more than 51%, then disclose the other principal investments.

Response 2: The Fund defines the term “primarily” to mean almost exclusively. Under normal circumstances, the Fund will invest almost exclusively in U.S. and foreign convertible securities. Of course, when convertible securities convert into equity securities, the Fund will also hold positions in those equity securities until it can find an attractive time to sell the equity security and reinvest in convertible securities. The Fund may also invest a significant portion of its total assets in cash or cash equivalents, such as money market instruments, if the Adviser is unable to find attractive investment opportunities. We have modified the Principal Investment Strategies Section on page 2 to clarify the Fund’s principal investment strategy. We have removed references to the other types of permitted investments in this Section (such as common stocks, preferred stocks, U.S. Government Obligations, and U.S. Treasury Securities), because, while the Fund may invest in these securities, the Fund will not be principally invested in these types of securities.

Comment 3: In the Principal Investment Strategies Section on page 2, the Fund indicates that “[m]any convertible securities have credit ratings that are below investment grade.” This is simply a statement and does not describe the Fund’s strategy. If the majority of the Fund’s assets are invested in below investment grade convertible securities, then add additional details about this principal strategy. Indicate that these securities are called “junk bonds” and may be considered speculative. In your response, discuss the liquidity of the investments that are below investment grade and explain how this impacts the Fund’s ability to meet the 15% threshold on investments in illiquid

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securities. If the majority of the Fund’s assets are not invested in below investment grade convertible securities, then remove this sentence. This same comment applies to the description of Credit Risk in the Additional Information Regarding Principal Investment Risks on page 8.

Response 3: The majority of the Fund’s assets will be invested in below investment grade convertible securities. Consequently, we have modified this Section to indicate that “[a] majority of the Fund’s assets will be invested in convertible securities that have credit ratings that are below investment grade or are not rated. These types of securities are commonly referred to as “junk bonds” and are considered speculative investments.” We believe that this description regarding the credit rating of the convertible securities that the Fund will invest in is now consistent with the description contained in Credit Risk in the Additional Information Regarding Principal Investment Risks on page 8. The Fund and its Adviser are sensitive to the fact that high-yield bonds can sometimes be less liquid than investment-grade bonds, depending on the issuer and the market conditions at any given time. Consequently, the Adviser will constantly monitor the liquidity of all of its high-yield bonds and will exit positions as necessary to ensure that the Fund meets the 15% threshold on investments in illiquid securities at all times.

Comment 4: In the Principal Investment Strategies Section on page 2, the Fund states that it will invest in certain specific types of securities “and may make other kinds of investments to achieve its objective.” This phrase is too generic for a principal investment strategy. This should be deleted or the Fund should be specific about the additional types of investments it will make.

Response 4: Thank you for pointing this out to us. Upon further reflection, we agree with your assessment and have removed this phrase. In addition, as described in Response 2, we have modified the Principal Investment Strategies Section on page 2 to clarify the Fund’s principal investment strategy.

Comment 5: In the Principal Investment Strategies Section on page 2, the Fund indicates that it seeks to invest in securities that generate “superior risk-adjusted returns.” Describe what this means in plain English. Describe the factors that the Adviser looks to in determining what makes for superior risk-adjusted returns.

Response 5: We have added the following clarifying language to this Section: “[t]his means that the Adviser seeks to invest in convertible securities that generate a positive investment return over a market cycle while seeking to minimize the amount of risk that is involved in generating that profit. The Adviser analyzes many factors in determining whether a convertible security possesses the potential for superior risk-adjusted returns, including, but not limited to: interest rates, the overall state of the economy, the issuer’s financial condition, the issuer’s earnings outlook, the issuer’s management team, the issuer’s industry position and strategy, the issuer’s credit rating, expected changes in the issuer’s credit rating, market activity, the issuer’s past prices, and the volume of the issuer’s past issuances.”

December 21, 2016

Comment 6: In the Principal Investment Strategies Section on page 2, the Fund indicates that it will sell securities “when their characteristics become too similar to those of nonconvertible bonds or common stocks.” We assume that this means that the adviser seeks to sell securities when they are “at the money” (i.e., when they trade like stocks) or when they are “not at the money” (i.e., when they trade like plain bonds). Add additional descriptive language here describing how the Adviser determines when to sell stocks, such as, once the convertible securities trade like bonds or like equities, we will sell them.

Response 6: We have added the following clarifying language to this Section: “[t]his means that the Adviser will generally sell convertible securities when they lose their bond protection (i.e., they are not “at the money” and trade like regular bonds) and when they lose their potential for equity appreciation (i.e., they are “at the money” and trade like regular stocks).”

Comment 7: If there are other principal investments that are not referenced in the first section of the Principal Investment Strategies Section on page 2 (i.e., U.S. and foreign convertible securities), describe the analyses and techniques used by the Adviser to determine whether and when to buy or sell those securities.

Response 7: As described in Response 2, we have modified the Principal Investment Strategies Section on page 2 to clarify the Fund’s principal investment strategy. We now believe that this Section adequately describes the analyses and techniques used by the Adviser when buying or selling its principal investments. There are no additional principal investments that are not referenced in the first section of the Principal Investment Strategies.

Comment 8: In the Principal Investment Risks Section on page 3, the Fund indicates that Currency Risk is a principal risk. Please explain in the supplemental response why Currency Risk is a principal risk. If it is not a principal risk, please remove it. This same comment applies to the Statutory Prospectus.

Response 8: Thank you for pointing this out to us. Upon further reflection, we agree that this is not a principal risk and have decided to remove this risk.

Comment 9: In the Principal Investment Risks Section on page 3, the Fund indicates that Emerging Markets are a principal risk. If investing in emerging markets is a principal strategy, add disclosures to the Principal Investment Strategy Section on page 2 to indicate that this is a principal strategy of the Fund. Please also describe in the supplemental response how the Adviser determines if a country is an emerging market. This same comment applies to the Statutory Prospectus.

Response 9: Thank you for pointing this out to us. Investing in emerging markets will be a principal strategy; consequently, we have added investments in emerging markets as a principal strategy in the Principal Investment Strategies Section on page 2. The

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Adviser uses the MSCI Emerging Markets Index classification system for determining whether a country is in an emerging market. In addition, we have removed Emerging Markets Risk as a standalone risk and have combined it with Foreign Security Risk.

Comment 10: In the Principal Investment Risks Section on page 3, the Fund indicates that Investment Company Risk is a principal risk. Please explain in the supplemental response why Investment Company Risk is a principal risk. If it is not a principal risk, please remove it. This same comment applies to the Statutory Prospectus.

Response 10: Thank you for pointing this out to us. Upon further reflection, we agree that this is not a principal risk and have decided to remove this risk.

Comment 11: In the Principal Investment Risks Section on page 4, the Fund indicates that Medium/Small Company Risk is a principal risk. Please explain in the supplemental response why Medium/Small Company Risk is a principal risk. If it is not a principal risk, please remove it. If investing in medium/small companies is a principal strategy, add disclosures to the Principal Investment Strategy Section on page 2 to indicate that this is a principal strategy of the Fund. This same comment applies to the Statutory Prospectus.

Response 11: Investing in medium/small companies is a principal strategy because most convertible bonds are issued by small-cap and mid-cap companies. We have added disclosure to the Principal Investment Strategy Section on page 2 to indicate that this is a principal strategy of the Fund.

Comment 12: Please add Preferred Stock Risk as a principal risk.

Response 12: Thank you for pointing this out to us. We have added this risk to the Prospectus.

Prospectus – Additional Information regarding Principal Investment Strategies Section

Comment 13: In the Additional Information Regarding Principal Investment Strategies Section on page 6, the Fund indicates that its principal investments include ETFs, corporate bonds, and commercial paper. If these are principal investment strategies, describe these strategize in the Principal Investment Strategies Section on page 2. If they are not principal investments, categorize them as such. In addition, in regards to the ETFs, if the Fund will have acquired fund fee expenses, please include these expenses in the “Other Expenses” line item in the Fees and Expenses Table on page 1. If these expenses will be more than 1 basis point, include these expenses as a separate line item in this Table.

December 21, 2016

Response 13: We have modified this Section to indicate that all fixed income securities that are convertible into common stock are principal investments. We have also clarified this in the Principal Investment Strategies Section on page 2. Non-convertible securities, ETFs, U.S. Government Obligations, and Treasury Securities will not be principal investments; consequently, we have modified this Section to label these investments as “Other Permissible Investments.” If the Fund will have acquired fund fee expenses, those expenses will be included in the “Other Expenses” line item in the Fees and Expenses Table on page 1. It is not anticipated that these expenses will be more than 1 basis point.

Comment 14: In the Investment Process Section on page 6, the Fund indicates that the fund looks for investments with an “attractive asymmetrical risk/return profile.” Please describe what this means using plain English terminology.

Response 14: We added the following description to this Section: “[a]n attractive asymmetrical risk/return profile means a return profile that has higher and larger positive return outcomes while also having lower and fewer negative return outcomes. This contrasts with the traditional risk-return tradeoff, which is the principle that potential return rises with an increase in risk. An attractive asymmetrical risk/return profile is achieved by identifying and selecting opportunities that have fewer scenarios where the investment has the potential to lose money and, if it does, the amount lost is contained; and more scenarios where the investment has the potential to gain money and, when it does, the amount gained is significant.”

Comment 15: On Page 7, in discussing Convertible Securities Risk, the Fund indicates that it is permitted to invest in convertible securities with “innovative structures” such as mandatory-conversion securities and equity-linked securities. Please confirm whether the Fund will principally invest in contingent convertible bonds. If the answer is “no,” please confirm this in the supplemental response. If, however, the Fund expects to invest in contingent convertible bonds please consider what, if any, additional disclosure is appropriate, including adding disclosure in the Principal Investment Strategies Section on page 2. The type and location of any such disclosure will depend on, among other things, the extent to which the Fund invests in contingent convertible bonds and the characteristics of the contingent convertible bonds (such as, their credit quality and conversion triggers). If contingent convertible bonds are or will be a principal type of investment, the Fund should provide a description of contingent convertible bonds and appropriate risk disclosure. In addition, please inform us if the Fund plans to invest in contingent convertible bonds and, if so, the amount or percentage of its assets that it intends to invest in contingent convertible bonds.

Response 15: The Fund will not principally invest in contingent convertible bonds.

Comment 16: Please clarify whether the Fund will be principally investing in ETFs and other investment companies and, if so, whether this should more properly be described as a fund-of-funds risk.

December 21, 2016

Response 16: The Fund will not be principally investing in ETFs. Furthermore, the Fund is not pursuing a fund-of-funds structure. As discussed in Response 10, upon further reflection, we agree that Investment Company Risk is not a principal risk and have decided to remove this risk.

Statement of Additional Information – Trustees and Officers Section

Comment 17: On page 38 of the SAI in the Trustees and Officers Section, the Fund indicates that no Independent Trustee has been designated as a lead Independent Trustee. In light of the fact that the Chairman of the Board is an interested person and that the Board does not have a lead Independent Trustee, please describe why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund pursuant to Item 17(b) of Form N-1A.

Response 17: We have added the following description into this Section: “[t]he Trust has determined that this leadership structure is appropriate and that the Board has structured itself in a manner that allows it to effectively perform its oversight function. The Board is comprised of two Independent Trustees – Mr. Walter Grimm and Ms. Mary Morrow – and one Interested Trustee – Mr. R. Jeffrey Young. Accordingly, two-thirds of the members of the Board are Independent Trustees and are not affiliated with any investment adviser to the Trust or their respective affiliates or other service providers to the Trust or any Trust series. In addition, both Independent Trustees are very active in their oversight of the Trust. For example, both Independent Trustees serve on all of the Trust’s committees, which allows both Independent Trustees to participate in the full range of the Board’s oversight duties. Given the depth of participation by both Independent Trustees, the fact that the Trust currently oversees eight series, and in light of the investment strategies pursued by each series, the Board has determined that designating one of the Independent Trustees as the lead Independent Trustee would not alter the Independent Trustee’s current operating structure and would not provide any additional protections to the Trust.”

Comment 18: On page 42 of the SAI in the Trustees and Officers Section, the Fund indicates that “[a]s of the date of this SAI, the Audit Committee, Nominating Committee, and Valuation Committee have not convened with respect to matters relating to the Fund.” Please include additional information describing the total number of committee meetings the Trust will hold for its fiscal year.

Response 18: We have included the following additional detail: “[t]he Audit Committee is expected to meet five times over the course of the Fund’s first full fiscal year. The Nominating Committee and Valuation Committee are not expected to meet during that period.”

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December 21, 2016

Thank you again for your comments to the Registration Statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Caleb DuBois

Caleb C.B. DuBois